

February 24, 2014

Via E-mail
Mr. Marc Rothman
Chief Financial Officer
Verifone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re: Verifone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2013**
> **Filed December 19, 2013**
> **Form 8-K**
> **Filed December 17, 2013**
> **File No. 001-32465**

Dear Mr. Rothman:

We have reviewed your filings and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed December 17, 2013

1.   Your disclosures include a full non-GAAP income statement, which appears to be provided for the purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. We believe this may cause undue prominence to the non-GAAP information. Please confirm for us that you will revise your disclosures in future filings such that a full non-GAAP income statement is not included and your reconciliations are disclosed in a different format. We refer you to question 102.10 in the Division of Corporation Finance's Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Mr. Marc Rothman
Verifone Systems, Inc.
February 24, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief